SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 3, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                       (Continued on the following pages)

                              (Page 1 of 12 Pages)

CUSIP No. 910637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      American Ranger, Inc.
      52-1488240

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

          NUMBER OF          7    SOLE VOTING POWER
           SHARES                 175,000 shares
        BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          9    SOLE DISPOSITIVE POWER
           PERSON                 175,000 shares
            WITH             10   SHARED DISPOSITIVE POWER
                                  0 shares

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      175,000 shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              /X/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2%

 14   TYPE OF REPORTING PERSON*
      CO,HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated September 26, 1997 (the "Initial Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person purchased an aggregate of 17,500 shares of Common Stock in open market transactions from October 21, 1997 through December 5, 1997. All such transactions are set fourth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $711,292. The funds to purchase such shares came from the reporting person's working capital.

     Cheryl A. Chase, Executive Vice President, Secretary and director of the reporting person, purchased an aggregate of 55,000 shares of Common Stock in open market transactions from October 8, 1997 through December 3, 1997. All such transactions are set forth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $2,141,215. The purchases were made with the personal funds of the purchaser. Arnold L. Chase, Executive Vice President and director of the reporting person, purchased an aggregate of 55,000 shares of Common Stock in open market transactions from October 8, 1997 through December 3, 1997. All such transactions are set forth on Schedule III hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $2,141,215. The purchases were made with the personal funds of the purchaser. David T. Chase, the Chairman of the Board of Directors, President and Treasurer of the reporting person is a beneficial owner of the shares purchased by Cheryl A. Chase and Arnold L. Chase. In addition, he is a beneficial owner of 47,500 shares of Common Stock purchased by Rhoda L. Chase in open market transactions from October 8, 1997 through December 1, 1997. All such transactions are set forth on Schedule IV hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $1,859,875. The purchases were made with the personal funds of the purchaser. Each of Cheryl A. Chase, Arnold L. Chase and Rhoda L. Chase holds the shares of Common Stock purchased by him or her in a brokerage account to which the Trading Authorization described in Item 6 of the Initial Schedule 13D relates.

Item 4.   PURPOSE OF TRANSACTION.

     The reporting person is holding the 175,000 shares of Common Stock it owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. David T. Chase, Cheryl A. Chase and Arnold L. Chase are each holding the Common Stock owned by them for investment purposes. Such persons reserve the same rights and may make the same evaluations as the reporting person.

     Other than the above, as of the date hereof, the reporting person, its executive officers, directors and controlling persons do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f)  Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person owns of record and beneficially 175,000 shares of Common Stock, representing approximately 1.2% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). As of the date hereof, D.T. Chase Enterprises, Inc. ("DTCE"), the holder of all of the reporting person's outstanding capital stock, is not the beneficial owner of any Common Stock. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person and DTCE is set forth on Schedule V hereto, which is incorporated herein by reference, and in the following paragraph.

     In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl A. Chase, (ii) 300,000 shares of Common Stock, or 2.1% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold L. Chase and the wife of David T. Chase, (iii) 225,000 shares of Common Stock, or 1.6% of the Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries. David T. Chase may be deemed to be a beneficial owner of all of the shares of Common Stock referred to in the immediately preceding sentence.

     (b) The reporting person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 175,000 shares of Common Stock owned by it.

     Cheryl A. Chase has the sole power to vote and to direct the vote of the 79,000 shares of Common Stock owned by her. Arnold L. Chase has the sole power to vote and to direct the vote of the 225,000 shares of Common Stock owned by him. Cheryl A. Chase and Arnold L. Chase each share the power to dispose or to direct the disposition of their respective shares of Common Stock with David T. Chase.

     David T. Chase does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. David T. Chase shares the power to dispose or to direct the disposition of the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America. The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are set forth on Schedule I hereto, which is incorporated herein by reference. All such transactions were effected in the open market. To the reporting person's knowledge, all transactions in the Common Stock effected by or for the benefit of executive officers, directors and controlling persons of the reporting person and DTCE in the past 60 days are set forth on Schedules II-IV hereto, which are incorporated herein by reference. All such transactions were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     Each of David T. Chase and, with respect to the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by such person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such persons.

     (e)  Not applicable.

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated:    December 8, 1997          American Ranger, Inc.


                              By:   /s/ Cheryl A. Chase
                                    Name: Cheryl A. Chase
                                    Title:   Executive Vice President

                                   SCHEDULE I

                Transactions in The United Illuminating Company
                     Common Stock by American Ranger, Inc.

      DATE             ACTION            PRICE            SHARES
10/21/97          Buy                   38.995               2,000
12/03/97          Buy                   40.689               5,500
12/04/97          Buy                   40.914               6,400
12/05/97          Buy                   40.771               3,600
                                        TOTAL               17,500

                                  SCHEDULE II

                Transactions in The United Illuminating Company
                        Common Stock by Cheryl A. Chase


      DATE           ACTION           PRICE          SHARES
10/08/97         Buy                 37.567            5,400
10/08/97         Buy                 37.790            2,100
10/21/97         Buy                 38.995            7,500
10/24/97         Buy                 38.113            5,000
10/27/97         Buy                 37.858            7,750
10/28/97         Buy                 37.563            7,250
11/26/97         Buy                 40.008           10,000
12/01/97         Buy                 40.750            8,400
12/03/97         Buy                 40.689            1,600
                                     TOTAL            55,000

                                  SCHEDULE III


                Transactions in The United Illuminating Company
                        Common Stock by Arnold L. Chase

      DATE             ACTION            PRICE            SHARES
10/08/97          Buy                   37.567               5,400
10/08/97          Buy                   37.790               2,100
10/21/97          Buy                   38.995               7,500
10/24/97          Buy                   38.113               5,000
10/27/97          Buy                   37.858               7,750
10/28/97          Buy                   37.563               7,250
11/26/97          Buy                   40.008              10,000
12/01/97          Buy                   40.750               8,400
12/03/97          Buy                   40.689               1,600
                                        TOTAL               55,000

                                  SCHEDULE IV

                Transactions in The United Illuminating Company
                         Common Stock by Rhoda L. Chase

      DATE             ACTION            PRICE           SHARES
10/08/97          Buy                   37.567              7,200
10/08/97          Buy                   37.790              2,800
10/21/97          Buy                   38.995              8,800
10/21/97          Buy                   38.698              1,200
10/23/97          Buy                   38.000              5,000
10/23/97          Buy                   37.875                500
10/28/97          Buy                   37.563                500
10/28/97          Buy                   37.500              2,000
11/25/97          Buy                   39.031              1,000
11/26/97          Buy                   40.008              5,100
11/28/97          Buy                   40.634              2,000
12/01/97          Buy                   40.750             11,400
                                        TOTAL              47,500

                                   SCHEDULE V

    Directors and Executive Officers of American Ranger, Inc. and D.T. Chase
                               Enterprises, Inc.


      Name            Residence          Principal        Titles At     Aggregate #   Percentage
                 or Business Address    Occupation        American     of Shares of       of
                                     or Employment and  Ranger, Inc.   Common Stock  Common Stock
                                       Title at D.T.                       Owned         Owned
                                           Chase
                                     Enterprises, Inc.
David T. Chase   c/o Chase           Chairman of the   Chairman of the 750,000{1}        5.3%
                 Enterprises         Board of          Board of
                 One Commercial      Directors         Directors,
                 Plaza               and President,    President and
                 Hartford, CT 06103  D.T. Chase        Treasurer
                                     Enterprises, Inc.

Arnold L. Chase  c/o Chase           Executive Vice    Director and    225,000           1.6%
                 Enterprises         President and     Executive Vice
                 One Commercial      Director,         President
                 Plaza               D.T. Chase
                 Hartford, CT 06103  Enterprises, Inc.

Cheryl A.  Chase c/o Chase           Executive Vice    Director,        79,000           0.6%
                 Enterprises         President,        Executive Vice
                 One Commercial      General Counsel   President and
                 Plaza               and Director,     Secretary
                 Hartford, CT 06103  D.T. Chase
                                     Enterprises, Inc.

John P. Redding  c/o Chase           Senior Vice       Vice President     None           0.0%
                 Enterprises         President, David
                 One Commercial      T. Chase
                 Plaza               Enterprises, Inc.
                 Hartford, CT 06103  and Vice
                                     President, D.T.
                                     Chase
                                     Enterprises, Inc.

**FOOTNOTES**

   {1} Includes 300,000 shares owned by Rhoda L. Chase, 225,000 shares owned by Arnold L. Chase, 79,000 shares owned by Cheryl A. Chase and 146,000 shares owned by The Darland Trust as to which David T. Chase shares dispositive power.